EXHIBIT 99.1

Notifiable trading – Equinor ASA

A primary insider in Equinor ASA (OSE: EQNR, NYSE: EQNR) has bought shares in Equinor ASA:

Magne Hovden, senior vice president in Equinor ASA, has on 20 August 2019 bought 3,400 shares in Equinor ASA at a price of NOK 148,50 per share. Hovden will after the transaction in total hold 20,991 shares in Equinor ASA.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act